FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
MIND Announces Dismissal of Class Action
*MIND Will Report Q2 2010 Results and Hold a Conference Call on August 4, 2010 .. Dated July 08, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2010

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND Announces Dismissal of Class Action *MIND Will Report Q2 2010 Results and Hold a Conference Call on August 4, 2010

Exhibit 1

MIND Announces Dismissal of Class Action
*MIND Will Report Q2 2010 Results and Hold a Conference Call on August 4, 2010

Yoqneam, Israel, July 08, 2010 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced that the previously disclosed purported securities class action against MIND C.T.I., its Chairperson and CEO, a former CFO and a former director, has been dismissed. On July 2, 2010, the U.S. District Court for the Southern District of New York issued a decision, dismissing the complaint against all defendants without leave to amend and directing the clerk to close the case. Plaintiffs may appeal the ruling within 30 days.

Update on CFO
In light of the upcoming departure of our current CFO, Mr. Itay Barzilay, after two years with the company, we decided to review the structure of our finance department. Until a firm conclusion is reached, our Controller for the last four years, Mr. Aviram Cohen, will lead our finance department and serve as interim CFO.

Aviram Cohen joined MIND as Controller in 2006. From 2002 to 2006, he served as an auditor and accountant at the Israeli affiliate of Ernst & Young. He is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from Haifa University.

Monica Iancu, Chairperson and CEO, commented: "We thank Itay for his contribution to our company's achievements throughout an eventful period and wish Aviram great success in his new position."

Update on AGM and Board of Directors
The Company held its Annual General Meeting of Shareholders on June 28, 2010 and all the proposed resolutions were approved.

Mr. Rimon Ben-Shaoul, who served on the Company's Board of Directors from 2002 to 2008, was reelected to serve as a director and member of all committees. We welcome him and look forward to his contribution to the company.

Conference Call Information
MIND will host a conference call on Wednesday, August 4, 2010 at 10:30 a.m., Eastern Time, to discuss the Company's second quarter 2010 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at:www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com